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                                                                    EXHIBIT 23.4



                      [JEAN-MICHEL (JM) RENDU LETTERHEAD]


                                  May 28, 2002


Stillwater Mining Company
536 E. Pike Avenue
Columbus, MT 59019

Gentlemen:

         I hereby authorize the reference to Dr. Jean-Michel Rendu, and the various reports I prepared, to be filed with the United States Securities and Exchange Commission.

         I also confirm that I have read the description of the Stillwater Mining Company ore reserves as contained in these filings, including the Registration Statement on Form S-3, as amended (File No. 333-75404), and have no reason to believe that there is any misrepresentation in the information contained therein that is derived from my report or known to me as a result of services I performed in connection with the preparation of such report.

Sincerely,


/s/ DR. JEAN-MICHEL RENDU
--------------------------------
Dr. Jean-Michel Rendu